Exhibit 99.4

Allen Hartman and the Hartman Group, Largest Stockholder of Silver Star Properties, Announces Opposition to Company’s Consent Solicitation

Raises Concerns About Recent Actions by Incumbent Directors

December 14, 2023—(BUSINESS WIRE)-- Silver Star Properties REIT, Inc. (“Silver Star” or the “Company”) on November 29, 2023 filed with the SEC a definitive proxy statement on Schedule 14A, with respect to its solicitation of consents from stockholders purportedly in lieu of annual meeting for the 2023 fiscal year (the "Consent Solicitation").  The Company is seeking stockholder consent, among other things, to re-elect three incumbent directors to the Board of Directors (the “Board”) and thereafter reduce the number of directors from four to three, thereby effectively removing Allen Hartman (“Hartman”) from the Board.

Hartman, former long-time CEO and a current director of the Company, and his affiliates (the “Hartman Group”), collectively, own approximately 13.2% of the Company’s common stock, and is the Company’s largest stockholder. In contrast, Silver Star’s incumbent directors collectively own less than 0.25% of Silver Star’s outstanding shares!

In furtherance of stockholder interests at large, Hartman wishes to announce that the Hartman Group objects strongly to the re-election of the incumbent directors, as well as the election process that they are running seemingly for their own benefit at the expense of the stockholders.

THE CONSENT SOLICITATION FOR DIRECTOR ELECTIONS PRESENTS A FALSE CHOICE

Silver Star’s Board is presently composed of four directors, Jack I. Tompkins, Gerald W. Haddock and James S. Still, and Hartman. Tompkins, Haddock and Still (the “Entrenched Directors”) have taken steps to eliminate Hartman’s influence by acting as the Executive Committee of the Board, which makes virtually all decisions for the Company. In fact, Hartman believes the Entrenched Directors are trying to block stockholders from having a choice in the future of Silver Star, and instead are taking actions as a result of which they will continue to run Silver Star and receive compensation. Are the Entrenched Directors afraid that if permitted the stockholders will vote them out of office?

Silver Star has not held an annual meeting of stockholders in a number of years. The Entrenched Directors have blocked all of Hartman’s efforts to hold an annual meeting where stockholders could have a choice between re-electing the Entrenched Directors versus an alternative slate that has a different vision of the Company. This summer, Hartman reminded the Company of its obligations under law and its charter to hold an annual meeting for the purpose of electing directors and asked when one would be scheduled. Rather than schedule a meeting, the Board enacted a bylaw amendment in an attempt to avoid an annual meeting where stockholders would have a choice, and instead the bylaw amendment would permit directors to be elected by stockholder consent obtained through a consent solicitation. The Hartman Group believes the bylaw amendment was made in bad faith by the Entrenched Directors, is a blatant manipulation of the corporate machinery by them to remain in office, and violates Silver Star’s charter and Maryland law. Hartman has been forced to resort to litigation, and has in fact sued the Company and the Entrenched Directors to declare the bylaw amendment invalid and to compel an annual meeting.

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There is a crucial difference between an annual meeting and the type of consent solicitation in which Silver Star is engaged. Whereas directors are elected at an annual meeting of stockholders based on a plurality voting standard (assuming a quorum, whoever gets the most votes gets elected, even if not a majority of outstanding shares), in Silver Star’s consent solicitation directors would be elected upon the affirmative vote of a majority of the voting power of the Company’s common stock—a very high threshold that the Hartman Group believes is highly unlikely to be achieved. If no one receives the absolute majority, it is a failed election. But that result doesn’t matter to the Entrenched Directors, because if the stockholders fail to vote to elect the Entrenched Directors, they will remain on the Board anyway as holdover directors and the status quo will remain unchanged and they will continue to receive their Board fees. The Hartman Group believes that the Entrenched Directors are trying to prevent Silver Star stockholders from exercising their rights as stockholders to choose board members at an annual meeting.

The Hartman Group believes that the Entrenched Directors are seeking to remain on the Board, and to deny the Company’s stockholders the fundamental choice of whether to re-elect the Entrenched Directors or consider an alternative director slate with a different vision for the Company. This is concerning because this is a crucial time for the Company when stockholders need to be able to make important decisions about the Company’s future, including whether the Company should be liquidated and capital returned to stockholders as required under the Company’s charter.

As stockholders may be aware, the Company’s charter requires the Company to begin the process of liquidating its assets and returning value to stockholders if, within 10 years of the termination of its initial public offering, the Board has not caused the Company’s common stock to be listed or quoted for trading on an established securities exchange unless the Board has obtained the approval of a majority of the Company’s stockholders to defer the liquidation or approve an alternate strategy. The 10-year period expired earlier this year without the requisite stockholder approval, yet the Company has not commenced liquidation—the Board has, rather, caused the Company to pursue an un-approved new strategy and ignored its obligation to start returning value to stockholders. Each day that the Board continues on this path, it continues to be in breach of its obligation to follow the Company’s charter. Yet even now, the Hartman Group believes the Entrenched Directors are seeking to entrench themselves on the Board to continue down this path.

The Hartman Group believes the Entrenched Directors will do almost anything to remain in office. In addition to failing to hold an annual meeting and comply with the Company’s charter and begin the wind-down, the Entrenched Directors are actively trying to block Hartman from contacting other stockholders regarding his concerns, in violation of Maryland law. Hartman submitted a valid request for a list of Silver Star’s stockholders to which he is entitled under Maryland law. The Entrenched Directors have not complied with that request. This is a second matter that has forced Hartman to sue, and which is being addressed in the current litigation. Unfortunately, the Board has been successful for too long already in blocking Hartman’s attempts to communicate with the Company’s other stockholders in a meaningful manner about the need for change in the Company’s Board composition. The Hartman Group believes that the Company’s stockholders should know that Hartman has been trying to reach them to discuss this important issue, and that the Board has been shutting the door in his face, we believe due to the fear of what might happen if stockholders actually had a meaningful choice in director elections. We question why the Entrenched Directors are wasting Silver Star’s assets defending litigation which could be settled by their complying with the Company’s charter and/or Maryland law.

WARNINGS TO SILVER STAR STOCKHOLDERS

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Hartman has a number of concerns about the Entrenched Directors, and the possibility of their remaining in office. Hartman has been put in a position where he must bring critical things to the attention of the Company’s stockholders.

Hartman believes that the Entrenched Directors may be Motivated by Personal Financial Interests at the Expense of Stockholders

•	The Entrenched Directors are purportedly “independent” but this has not stopped them from acting in their own interest rather than that of the stockholders. For one thing, they have granted themselves excessive incentive compensation, which, although it would seem to vest over three years, would be accelerated and become fully-vested if the holder is not re-elected as a director of the Company. On April 6, 2023, in spite of the Company’s poor performance, the members of the Executive Committee granted to each of themselves 1,053,253 Performance Units—this is the maximum number of units that can be issued to an individual under the 2023 Incentive Plan. The Company discloses a fair value of the aggregate Performance Units of less than $1,000,000, however, we believe the Performance Units could ultimately be worth significantly more to each of the Entrenched Directors and that the Company’s SEC filings do not adequately enable stockholders to understand the potential value of the Performance Units or other material terms that would typically be disclosed. We are concerned that the grant of these Performance Units was not disclosed in the Entrenched Director’s consent solicitation, that the Entrenched Directors have set their own compensation, and that they knowingly maximized their performance unit awards to the greatest extent permitted under the 2023 Incentive Plan. This behavior is representative of Hartman’s main concern: the Entrenched Directors’ interests are not aligned with the Company’s stockholders!

•	Consider that in contrast, while Hartman served as CEO of Silver Star he received no compensation as an officer. His only benefit was working for the appreciation of his Silver Star stock, the same as every other stockholder. Consider also that Hartman has invested in the Company’s stock and that he is currently the largest stockholder, whereas the Entrenched Directors have only a de minimis number of shares, unless you count the Performance Shares which they granted to themselves. The Entrenched Directors have worked hard to paint a picture of Hartman as being motivated by his personal interests, but his actions have shown that his main concern is for the best interests of the Company and its stockholders. Further, as a stockholder himself, he derives value from the Company in the same way that other stockholders do and is therefore aligned with YOU.

The Hartman Group has a vision for Silver Star that is fundamentally different from that of the Entrenched Directors.

Entrenched Directors plan for Silver Star	Al Hartman’s plan for Silver Star

The Entrenched Directors have ignored the charter and its requirement to wind down and insist on repositioning the Company into a new and risky asset base.

The Entrenched Directors has awarded themselves Performance Units as excessive director compensation.

The occupancy of the portfolio has plummeted under Mr. Haddock’s leadership and assets are selling for depreciated prices.

The Entrenched Directors are taking actions and engaging in litigation to avoid providing stockholders with a choice for the Company’s future by refusing to schedule an annual meeting

Mr. Haddock has created a high executive turnover work environment, where two recruited CEOs in less than a year turned over without notice.

Hartman advocates for a complete liquidation of the Company, and full return of capital to investors, per the Company’s charter.

Mr. Hartman never took a Salary during his 20 years of leading the company as its CEO

Mr. Hartman increased occupancy of the portfolio to 81% during his tenure and is well equipped to liquidate the assets and maximize stockholder value.

Mr. Hartman advocates for a Company stockholder Annual Meeting

Mr. Hartman created an environment of low executive turnover and employee satisfaction.

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Turbulence on All Fronts have Reigned at the Company under Haddock’s Leadership

•	Continuity of the executive team, which was stable with Hartman at the helm, has buckled under the leadership of Gerald Haddock (“Haddock”), chairman of the Executive Committee and newly appointed Executive Chairman and Chief Executive Officer. We question whether Haddock has actually been planning to have himself appointed CEO of Silver Star all along. Haddock was previously CEO of Crescent Real Estate Equities Co., where he resigned after a precipitous decline (approximately 50% drop) in the stock price. He then sued his former employer--and lost. We question if Haddock is trying to redeem himself from his disastrous tenure at Crescent by all of his actions at Silver Star. Silver Star stockholders cannot afford a 50% decline in value.

•	Due to his commitment to the Company, and despite challenges that the Company faced during the unprecedented high interest-rate environment that has dominated the last couple of years, during Hartman’s tenure as CEO he consistently increased occupancy in the Company’s real estate portfolio, which directly corresponded to the overall increase in value of the Company. The Company’s portfolio had a tenant occupancy of 81% at the time Mr. Hartman was removed as Chief Executive Officer, representing an increase from 60%-70% when the properties were acquired. Since the Entrenched Directors removed Mr. Hartman as CEO, tenant occupancy has declined to 71%, as of November 2023, a decline of over 10%. Under the leadership of Haddock, chairman of the Executive Committee and newly appointed Executive Chairman and Chief Executive Officer, in just one year the occupancy of the portfolio has plummeted, and resulting values have dropped dramatically.

•	Mark Torok, the first CEO the Entrenched Directors hired after it ousted Hartman, was terminated 9 months after starting with the Company. Steve Treadwell was hired in July and left just 3 months later. In contrast, the turnover of direct executive reports to Hartman was less than 10%. Dave Wheeler, former CIO and now CEO, has a 20-year tenure at the Company. Lou Fox, former and current CFO, has a 15-year tenure. Kim Strickland, former COO, had a 10-year tenure and was terminated by Gerald Haddock. Yet while struggling to establish an executive officer slate, the Company continues to double down on a self-storage investment strategy, despite to our knowledge having zero executives or Board members with self-Storage experience.

•	In a troubling development, we believe the Company was recently FIRED by its auditing firm. On December 4, 2023, the Company disclosed in a confusing release that Weaver and Tidwell, L.L.P. was not seeking re-election as the Company’s auditor for the 2023 fiscal year. Silver Star also announced that the Board is seeking a new independent registered public accounting firm as soon as practicable. We believe this confusing disclosure means that the Company’s auditor resigned just weeks prior to year end, possibly because of concerns about the Entrenched Directors, although we do not know. This certainly raises questions about why Weaver felt compelled to end its engagement, and why now.

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Correcting the Record

The Entrenched Directors, led by Haddock, have made several misstatements about Company operations in an attempt to paint Hartman in an unsavory light. Hartman desires to correct the record so that the stockholders of the Company can consider all of the facts.

•	The Company has alleged that Hartman mislead the Board about the Company’s performance. FALSE.

No material information was withheld, intentionally or otherwise. Every Board meeting included Lou Fox (CFO) providing financial information and Michael Racusin (General Counsel) providing legal, both of whom are still employed by the Company. Hartman lead the Company through meetings to obtain collective input and provided all requested information to the Board.

•	The Company has alleged that Hartman has impeded stockholder liquidity. FALSE.

Under Hartman’s leadership, and with full Board participation, the Company’s growth strategy was successfully executed in consideration of a forthcoming public listing. A business decision to not do a public offering was made, due to a 30% discount devaluation, which the Board agreed upon and approved. The prior decision of management and the Board to pivot to merging Silver Star and Hartman vREIT XXI, Inc. into a NAV REIT (Net Asset Value REIT, a continual life fund) would have provided liquidity to shareholders without a large discount. This planned merger was initiated by the Board of Directors and years in the making. Because this merger did not happen, liquidation of Silver Star is the only option pursuant to the Company’s charter.

•	The Company has alleged that Hartman had an excessive degree of control as CEO due to creating a culture that stifled dissenting viewpoints. FALSE.

All major decisions were made with the help of the Executive Committee. Additionally, the Finance Committee met weekly during Hartman’s tenure. The Finance Committee consisted of the CFO, CIO, General Counsel, Controller, and analysts. All financial aspects of the company were addressed, and collective decisions were made in this committee. Hartman was very intentional about running a bottom-up culture, in the interest of allowing the Company to arrive at the right answers by solving the department problems at the department level.

•	The Company has alleged that during Hartman’s tenure, tenant turnover was excessive. FALSE.

Mr. Hartman led renewal conversations 30 months in advance to retain all tenants over 10,000 square feet. Aggressive new tenant prospecting was foundational to the business model, requiring a large leasing staff that leased the properties up. Furthermore, occupancy has dropped precipitously since Haddock took over 1 year ago.

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CONCLUSION

The Hartman Group does not believe that the Entrenched Directors are people who YOU want making business decisions with OUR capital. There are simply too many things that call into question their judgment and their motivations!

The Hartman Group believes that it is time to return capital to the stockholders of the Company, the true owners.

The Company’s charter requires that it be liquidated and wound down. The time has passed for that process to have begun. We believe the Board has a legal obligation to wind down the Company. The Board is operating in violation of this obligation; further, we believe that the self-storage facility strategy currently being pursued by the Board, without stockholder approval, is not permitted under the terms of the Company’s organizational documents and that, in any case, is not the right strategy at this time.

We would like the opportunity to propose directors at an annual meeting of the Company’s stockholders who will work to wind down the Company and return capital to its stockholders.

For all these reasons, the Hartman group is going to vote NO to the proposal in the consent solicitation for the re-election of the Entrenched Directors.

Contact:

Al Hartman (713) 234-5011
IR@hartman-investments.com

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